

May 21, 2013

Via E-mail
William Day
President and Chief Executive Officer
Tremor Video, Inc.
53 West 23rd Street
New York, NY 10010

> **Re:** **Tremor Video, Inc.**
> **Revised Draft Registration Statement on Form S-1**
> **Submitted May 13, 2013**
> **CIK No. 0001375796**

Dear Mr. Day:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Business, page 74

VideoHub for Advertisers (VHA), page 81

1. Please expand your description of this product to discuss how it tracks your clients video ad buys on other publisher sites.

Growth Strategy, page 83

2. We note your response to comments 29 and 32 from our letter dated April 30, 2013. We also note your disclosure that your products and services allow you to deliver content on devices with various screen sizes. Please revise your disclosure to clarify the status of your current mobile advertising activities. For example, please disclose the percentage of your advertisements delivered via mobile devices. In addition, please disclose whether

there any differences in pricing for ads delivered via mobile devices versus tablets, connected TVs and PCs.

<u>Case Studies, page 86</u>

3. We note your disclosure in this section regarding engagement rates. For context, please provide disclosure regarding the average engagement rate for advertising campaigns of the type described in this section. In addition, please describe how engagement rate is calculated and provide a discussion of the range of engagement rates across your campaigns taking into account relevant variables, including KPI, industry and devices.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/ drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director